Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Franchise Group, Inc. for the registration of common stock, preferred stock, depositary units, warrants, rights, units and debt securities and to the incorporation by reference therein of our report dated March 19, 2021, with respect to the consolidated financial statements of Pet Supplies Plus, LLC and Subsidiaries included in Franchise Group, Inc.’s Current Report on Form 8-K/A dated April 6, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan

June 25, 2021